11021054

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH., DC
189

SEC FILE NUMBER
8-67824

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM / DD / YY) AND ENDING 12/31/2010 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ballista Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Polansky 646 307 - 4718
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

300 Madison Avenue, (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Todd Kenney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ballista Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Catherine L. Waylett
Notary Public

CATHERINE LEIGH WAYLETT
Notary Public - State of New York
NO. 01WA6227465
Qualified in New York County
My Commission Expires 08/30/2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ballista Securities LLC
Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 35,480
Deposit with clearing broker	1,000,000
Restricted short term investments	106,027
Receivables from broker-dealers and customers	101,190
Property, leasehold improvements, and equipment at cost, net	47,557
Due from Member	360,153
Other assets	30,534
Total assets	$ 1,680,941
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 365,510
Total liabilities	365,510
Commitments and contingencies (Note 3)	
Member's equity	1,315,431
Total liabilities and member's equity	$ 1,680,941

The accompanying notes are an integral part of the financial statements.

1. Organization and Nature Of Business

Ballista Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed in December 2007 as a single-member limited liability company. The Company's sole member is Ballista Holdings LLC (the "Member" or "Parent").

The Company offers a registered alternative trading system ("ATS"), which is an electronic trading platform designed for the execution of block equity options for institutional equity option traders. The system was developed by Trebuchet Holdings LLC (the "Affiliate"), an affiliated entity that is wholly owned by the Parent (see Note 4).

In February 2011, the Parent was acquired by IntercontinentalExchange Inc. ("ICE") (see Note 6).

2. Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). For purposes of the statement of cash flows, certain reclassifications of prior year amounts have been made to confirm to the current year presentation.

Effective for the year ended December 31, 2009 the Financial Accounting Standards Board Accounting Standards Codification (the "Codification" or "ASC") is the single source of authoritative literature of GAAP. The Codification consolidates all authoritative accounting literature which supersedes all pre-existing accounting and reporting standards, excluding separate rules and other interpretive guidance released by the Securities and Exchange Commission. New accounting guidance is now issued in the form of Accounting Standards Updates, which update the Codification.

The following is a summary of the significant accounting policies followed by the Company:

a. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b. Receivables from Broker--Dealers and Customers

Receivables from Broker--Dealers and Customers consist of commissions receivable for transactions in securities and option trades.

c. Financial Instruments

The fair values of the Company's financial instruments approximate their carrying values due to their short-term nature (receivables, payables). All of the Company's financial instruments are Level 1 under ASC 820.

d. Property, Leasehold Improvements, and Equipment

Property and Equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using the estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the

term of the lease. At December 31, 2010, accumulated depreciation and amortization was $109,509.

e. Income Taxes
The Company is a single-member limited liability company that is treated as a "disregarded entity" for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for federal or state income taxes. The Company files income tax returns on a consolidated basis with its Parent (also a limited liability company). The Company and its Parent are subject to local unincorporated business taxes in the jurisdiction in which it operates. Unincorporated business tax ("UBT") for the year ended December 31, 2010 was $0. The last open tax year that the Company is subject to examination is 2007.

Income taxes are provided under the provisions of ASC Section 740, Income Taxes. Any net loss carryover will result in a deferred tax asset, which will be available for offset against future profits, if and when they arise. Valuation allowances are established for deferred tax assets when it is more likely than not they will not be realized. The Company's current and past net operating losses for UBT which results in a deferred tax asset have been reduced to $0 through valuation allowances (see Note 7).

The Company adopted ASC's guidance on accounting for uncertainty in income taxes. This guidance provides how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. The Company concluded that the adoption of this guidance had no impact on the Company's operations for the year ended December 31, 2010, and that no provision for income tax uncertainties is required in the Company's financial statements.

3. Commitments and Contingencies

ASC Section 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

The Company entered into a lease agreement on January 1, 2009, for office space through February 29, 2012. Future minimum annual rental commitments under the lease are as follows:

Year ending December 31	
2011	$ 309,579
2012	51,577
	$ 361,156

Pursuant to the terms of the operating lease the Company obtained a letter of credit in favor of its landlord for approximately $106,027 which is collateralized by a certificate of deposit. The certificate of deposit is restricted and is included in restricted short term investments on the accompanying statement of financial condition.

4. Related Party Transactions

The Company has a licensing agreement with the Affiliate for the exclusive rights to use the Affiliate's options trading platform. Under this agreement, the Company is obligated to pay the Affiliate a royalty fee equal to 2% of the sales generated by the use of the trading platform.

5. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. The Company maintains a deposit of $1,000,000 with its clearing broker.

6. Subsequent Events

Management of the Company has evaluated the impact of subsequent events, and except as included below, has determined that no additional items require disclosure.

In February 2011, the Parent was acquired by IntercontinentalExchange Inc. ("ICE"). The Parent, ICE, and Ballista MergerCo.LLC ("MergerCo"), a Delaware limited liability company and wholly owned subsidiary of ICE, each believe it is in the best interests of their respective companies and the holders of equity interests of their respective companies that the Parent and MergerCo combine into a single company through the statutory merger of MergerCo with and into the Parent, with the Parent being the surviving entity (the "Merger") and, in furtherance thereof, the Board of Directors of the Parent and the manager of MergerCo each have approved the Merger. The Merger is subject to various regulatory and other approvals; however, the parties to the Merger agreement do not believe that such approvals will not be received. As a result of the acquisition, the Company and its Parent will experience a "change in control" of greater than 20% of its member's interest. Pursuant to the NYC Rules and Regulations all of the Company's NYC UBT net operating losses will not be allowed to be utilized by either the Company or its Parent subsequent to the acquisition. Therefore, the Company's NYC UBT net operating losses are considered to have no future value.

The Company has been provided with a letter from IntercontinentalExchange Inc. ("ICE") whereby the Company will receive capital contributions should it need them to meet regulatory requirements or obligations to vendors, employees, other securities dealers or other parties, as provided for in a budget supplied to ICE, for a period of no less than one year starting from February 25, 2011.Upon

completion of the acquisition, the Company is scheduled to receive a capital infusion of $2.2 million.

The Due from Member balance was paid in January and February of 2011.

Ballista Securities LLC

Statement of Financial Condition
December 31, 2010

Ballista Securities LLC
Index
December 31, 2010

Page(s)

pwc

Report of Independent Auditors

To the Member of
Ballista Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ballista Securities LLC (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the Statement of Financial Condition provides a reasonable basis for our opinion.

As described in Note 6 to these financial statements, the Company has been provided with a letter from IntercontinentalExchange Inc. ("ICE") whereby the Company will receive capital contributions should it need them to meet regulatory requirements or obligations to vendors, employees, other securities dealers or other parties, as provided for in a budget supplied to ICE, for a period of no less than one year starting from February 25, 2011.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us